

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2024

John Corkrean
Executive Vice President & Chief Financial Officer
H.B. Fuller Company
1200 Willow Lake Boulevard
St. Paul, MN 55102

Re: H.B. Fuller Company
Form 10-K For the fiscal year ended December 2, 2023

Dear John Corkrean:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Gregory O. Ogunsanya, SVP & GC